      FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 3, 2000


                                                      REGISTRATION NO. 333-41510
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                          MAXICARE HEALTH PLANS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                         DELAWARE                                                   95-3615709
              (STATE OR OTHER JURISDICTION OF                                    (I.R.S. EMPLOYER
              INCORPORATION OR ORGANIZATION)                                  IDENTIFICATION NUMBER)

                           1149 SOUTH BROADWAY STREET
                         LOS ANGELES, CALIFORNIA 90015
                                 (213) 765-2000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                RICHARD A. LINK
                            CHIEF OPERATING OFFICER
                            CHIEF FINANCIAL OFFICER
                          MAXICARE HEALTH PLANS, INC.
                           1149 SOUTH BROADWAY STREET
                         LOS ANGELES, CALIFORNIA 90015
                                 (213) 765-2000
  (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)

                                    COPY TO:


                   BARRY L. BURTEN, ESQ.                                      AARON A. GRUNFELD, ESQ.
           JEFFER, MANGELS, BUTLER & MARMARO LLP                         RESCH POLSTER ALPERT & BERGER LLP
           2121 AVENUE OF THE STARS, 10TH FLOOR                       10390 SANTA MONICA BOULEVARD, 4TH FLOOR
               LOS ANGELES, CALIFORNIA 90067                               LOS ANGELES, CALIFORNIA 90025
                      (310) 203-8080                                              (310) 277-8300
                    FAX (310) 203-0567                                          FAX (310) 552-3209


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If the registrant elects to deliver its latest annual report to securityholders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE

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                  TITLE OF                        AMOUNT TO BE            PROPOSED MAXIMUM               AMOUNT OF
        SECURITIES TO BE REGISTERED               REGISTERED(1)      AGGREGATE OFFERING PRICE(2)      REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share......       28,088,072(3)             $28,088,072                 $7,415.25
Common Stock, par value $.01 per share......        1,000,000(4)             $ 1,660,000                 $  438.24(5)
Common Stock, par value $.01 per share......          800,000(6)             $ 1,328,000                 $  300.58(7)
-----------------------------------------------------------------------------------------------------------------------------
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(1) This Registration Statement also includes an indeterminable number of additional shares of common stock that may become issuable (i) pursuant to the anti-dilution provisions of the underwriter's warrant, and (ii) by reason of the fact that fractional shares will be rounded upward in the rights offering.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3) Consists of 28,088,072 shares to be offered by the Registrant pursuant to this partially underwritten rights offering.

(4) Consists of 1,000,000 shares issuable upon exercise of the underwriter's warrant.

(5) Pursuant to Rule 457(b) of the Securities Act of 1933, the registration fee is calculated on the basis of (i) the greater of the average of the high and low prices of the common stock as reported on the Nasdaq National Market as of July 11, 2000 or (ii) $1.50 per share, the exercise price of the underwriter's warrant. In this case it is $1.66 per share.

(6) Consists of 800,000 shares which are being registered on behalf of a selling shareholder.

(7) Pursuant to Rule 457(c) of the Securities Act of 1933, the registration fee is calculated on the basis of the average of the high and low prices of the common stock as reported on the Nasdaq National Market as of July 11, 2000.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
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        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED AUGUST 3, 2000


PROSPECTUS

                               29,088,072 SHARES


                          MAXICARE HEALTH PLANS, INC.


                                  COMMON STOCK


                                $1.00 PER SHARE

                            ------------------------


     We are conducting a rights offering to our shareholders of 28,088,072 shares. Under this offering each shareholder of record as of the close of business on September 14, 2000 will receive a non-transferable subscription right to purchase one and one-half shares of our common stock at $1.00 per share for every share of common stock owned by the shareholder on that date.



     Shareholders may exercise the subscription rights for a period of 15 days beginning on September 15, 2000 and ending at 5:00 p.m., New York City time, on September 29, 2000.



     MDB Capital Group LLC, as a standby underwriter, has agreed to purchase up to 15 million shares not subscribed to by shareholders in the rights offering. We have agreed to sell to the standby underwriter a non-transferable warrant to purchase up to an additional one million shares of common stock at an exercise price of $1.50 per share. Our sale of up to one million shares of common stock issuable to the standby underwriter upon the exercise of its warrant is also covered by this prospectus.


     Our common stock is quoted on the Nasdaq National Market System under the
trading symbol MAXI. On              , 2000, the closing price of a share of our
common stock on Nasdaq was $          .


     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.


                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS COMPLETE OR ACCURATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                              PER SHARE       TOTAL
                                                              ---------    -----------
Offering price..............................................    $1.00      $28,088,072
                                                                -----      -----------
Underwriting discounts and commissions......................    $ -0-      $       -0-
                                                                -----      -----------
Proceeds, before subscription fees to soliciting brokers and
  expenses and fees to MDB Capital..........................    $1.00      $28,088,072
                                                                -----      -----------



                             MDB CAPITAL GROUP LLC


               The date of this prospectus is             , 2000.

                               PROSPECTUS SUMMARY

                                  THE COMPANY


     We are Maxicare Health Plans, Inc., a Delaware corporation, a holding company which owns various operating subsidiaries, primarily in the field of managed health care. We own and operate three health maintenance organizations ("HMOs") in California, Indiana and Louisiana and have a combined enrollment of approximately 446,000 as of June 30, 2000. In May 2000, we entered into a definitive agreement for the sale of the Louisiana HMO, which had approximately 13,000 members as of June 30, 2000. The completion of this transaction is expected to occur during the third quarter of 2000 and is subject to regulatory and other customary approvals and conditions. We also operate Maxicare Life and Health Insurance Company and HealthAmerica Corporation. Through these subsidiaries, we offer an array of employee benefit packages, including group HMO, Medicaid and Medicare HMO, preferred provider organization, point of service, group life and accidental death and dismemberment insurance, administrative services only programs, wellness programs and other services and products.


     Through our HMO operations we arrange for the delivery of comprehensive health care services to our members for a predetermined, prepaid fee. We generally provide these services by contracting on a prospective basis with physician groups for a fixed fee per member per month regardless of the extent and nature of services provided to members, and with hospitals and other providers under a variety of fee arrangements.

     We believe that an HMO offers certain advantages over traditional indemnity health insurance. To the member, an HMO offers comprehensive and coordinated health care programs, including preventive services, with predictable out-of-pocket expense and generally without requiring claims forms. To the employer, an HMO offers an opportunity to improve the breadth and quality of health benefit programs available to employees and their families without a significant increase in cost or administrative burdens. To health care providers, such as physician groups and hospitals, an HMO provides a more predictable revenue source.

     Our executive offices are located at 1149 South Broadway Street, Los Angeles, California 90015, and our telephone number is (213) 765-2000. Our Web site address is www.maxicare.com. The information contained on our Web site is not part of this prospectus.

                              THE RIGHTS OFFERING

SECURITIES OFFERED.........  28,088,072 shares of common stock, par value $.01 per share, at a subscription price of $1.00 per share.


SHARES OUTSTANDING/
  AUTHORIZED...............  As of the record date of September 14, 2000, we had
                             18,725,381 shares of common stock issued and outstanding. After the rights offering and MDB Capital Group LLC's purchase of up to $15 million worth of any shares not subscribed to by shareholders in the rights offering, we will have a minimum of 33,725,381, and a maximum of 46,813,453 shares issued and outstanding. We have 80,000,000 shares of common stock authorized for issuance.



GRANT OF SUBSCRIPTION
RIGHTS.....................  All shareholders of record as of September 14, 2000 will be granted a non-transferable right to purchase one and one-half shares of our common stock at $1.00 per share for every share of common stock held by them as of this date. We will not issue fractional shares. We will round the rights upward to the nearest whole share. The rights are non-transferable.



SUBSCRIPTION PERIOD........  This rights offering will remain open for a 15 day period from September 15, 2000 to September 29, 2000. Shareholders who wish to exercise their subscription rights must return the completed subscription documents along with their payment to the subscription agent, American Stock Transfer & Trust Company, no later than 5:00 p.m., New York City time, on September 29, 2000.



STANDBY UNDERWRITING.......  MDB Capital Group LLC has agreed to purchase, at
                             $1.00 per share, up to 15 million shares not subscribed to by shareholders in the rights offering. We have agreed to sell to MDB Capital Group LLC a non-transferable warrant to purchase up to an additional one million shares of our common stock at $1.50 per share.


USE OF PROCEEDS............  We intend to use substantially all the proceeds of the rights offering as follows: the first $6 to $8 million to increase the capitalization in our operating subsidiaries, the next $4 to $6 million to fund infrastructure enhancements, and the remainder for working capital and general corporate purposes (which may include additional investments in our subsidiaries and infrastructure enhancements).

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary consolidated financial data are qualified by reference to, and should be read in conjunction with, our Consolidated Financial Statements and the Notes thereto incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 1999 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2000. The summary consolidated financial data for each of the years ended December 31, 1999, 1998 and 1997 are derived from our audited Consolidated Financial Statements. The summary consolidated financial data as of March 31, 2000 and 1999 and for the three months ended March 31, 2000 and March 31, 1999 are unaudited, but, in the opinion of management, included all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of operations for those periods. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for the full fiscal year.

                                           THREE MONTHS ENDED            FOR THE YEARS ENDED
                                                MARCH 31,                   DECEMBER 31,
                                          ---------------------   ---------------------------------
                                            2000        1999        1999        1998        1997
                                          ---------   ---------   ---------   ---------   ---------
                                            (AMOUNTS IN THOUSANDS EXCEPT PER SHARE AND MEMBERSHIP
                                                                    DATA)
Revenues
  Premiums..............................  $183,473    $174,013    $704,996    $727,220    $658,080
  Investment income.....................     1,199         945       3,777       5,403       7,481
  Other income..........................       247       4,210       4,865       2,530       5,743
                                          --------    --------    --------    --------    --------
       Total Revenues...................   184,919     179,168     713,638     735,153     671,304
                                          --------    --------    --------    --------    --------
Expenses
  Health care expenses..................   167,784     163,119     652,274     684,362     630,869
  Marketing, general and administrative
     expenses...........................    16,766      15,008      63,955      61,068      55,765
  Depreciation and amortization.........       319         221       1,173         756         751
  Loss contracts, divestiture costs,
     litigation, management settlement
     and other charges(1)...............                 8,500       8,500      16,500       9,000
                                          --------    --------    --------    --------    --------
       Total Expenses...................   184,869     186,848     725,902     762,686     696,385
                                          --------    --------    --------    --------    --------
Income (Loss) From Operations...........        50      (7,680)    (12,264)    (27,533)    (25,081)
Income Tax Benefit......................
                                          --------    --------    --------    --------    --------
Net Income (Loss).......................  $     50    $ (7,680)   $(12,264)   $(27,533)   $(25,081)
                                          ========    ========    ========    ========    ========
Net Income (Loss) Per Common Share:
Basic:
  Basic earnings (loss) per common
     share..............................  $    .00    $   (.43)   $   (.68)   $  (1.54)   $  (1.40)
                                          ========    ========    ========    ========    ========
  Weighted average number of common
     shares outstanding.................    17,925      17,925      17,925      17,928      17,897
Diluted:
  Diluted earnings (loss) per common
     share..............................  $    .00    $   (.43)   $   (.68)   $  (1.54)   $  (1.40)
                                          ========    ========    ========    ========    ========
  Weighted average number of common and
     common dilutive potential shares
     outstanding........................    17,925      17,925      17,925      17,928      17,897

                                             AT MARCH 31,              AT DECEMBER 31,
                                          -------------------   ------------------------------
                                            2000       1999       1999       1998       1997
                                          --------   --------   --------   --------   --------
                                           (AMOUNTS IN THOUSANDS EXCEPT FOR MEMBERSHIP DATA)
BALANCE SHEET DATA:
  Total assets..........................  $145,145   $128,000   $133,215   $136,254   $167,422
  Total indebtedness(2).................  $101,975   $ 80,143   $ 90,059   $ 83,298   $ 86,386
  Shareholders' equity..................  $ 43,170   $ 47,857   $ 43,156   $ 52,956   $ 81,036

MEMBERSHIP DATA:
  Number of members.....................   451,800    482,800    466,600    512,000    514,000

                  NOTES TO SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data should be read in conjunction with our Quarterly Report on Form 10-Q for the three months ended March 31, 2000 and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" of our Annual Report on Form 10-K for the year ended December 31, 1999.

(1) A $3 million charge for loss contracts related to our Carolinas commercial line of business and a $5.5 million charge for management settlement costs were recorded in the first quarter of 1999. A $10 million charge for loss contracts and divestiture costs and a $6.5 million charge for litigation, provider insolvency/impairment, and an increase to the loss contracts and divestiture costs reserve were recorded in the second and fourth quarters of 1998, respectively. A $6 million litigation charge was recorded in the first quarter of 1997 as a result of a ruling by the Commonwealth of Pennsylvania Board of Claims denying us recovery on our receivable of $5 million due us from the Pennsylvania Department of Public Welfare in connection with the operation of a Medicaid managed care program from 1986 through 1989 by one of our subsidiaries, and related litigation costs. A $3 million management restructuring charge was recorded in the fourth quarter of 1997 for termination expenses primarily related to the settlement of certain obligations pursuant to the former chief financial officer's employment agreement.

(2) Includes long-term liabilities of $2.8 million and $3.1 million at March 31, 2000 and 1999, respectively. Includes long-term liabilities of $3.0 million, $.6 million and $.2 million, at December 31, 1999, 1998 and 1997, respectively.

                                  RISK FACTORS


     You should carefully consider the following risks, in addition to the other information contained in this prospectus, before making any investment decision. We believe that the risks and uncertainties described below are the most significant factors that make an investment in our common stock speculative and risky. As a result of any of the risks we encounter, our business, financial condition and results of operations could be materially adversely affected. Any of these adverse effects could cause the trading price of our common stock to decline and you may correspondingly lose all or some portion of your investment in us.


FUTURE COSTS OF HEALTH CARE SERVICES THAT WE PROVIDE TO OUR MEMBERS MAY RISE FASTER THAN THE RELATED PREMIUMS WE RECEIVE.


     Commercial premium rates for managed care plans have generally increased over the past year and recent months; however, if costs of health care services rise and we are unable to adequately increase commercial premium rates, our margins will shrink and have a corresponding adverse impact on operating results. For the quarter ended March 31, 2000, approximately 41% of our premium revenues were derived from governmental programs, including Medicare and Medicaid. The government generally fixes these premium rates and we are unable or limited in our ability to adjust these rates based on anticipated costs. Recent legislation regarding Medicare reimbursement has substantially limited premium rate increases as compared to increases granted in prior years. As a result, the costs of our governmental programs could exceed the related premiums we receive from these programs. In addition, although we recently announced our withdrawal, effective as of January 1, 2001, from certain Medicare markets which we do not consider profitable, this withdrawal will not affect the losses which we may have on this business during this current year.


HIGHER THAN ESTIMATED HEALTH CARE COSTS MAY ADVERSELY AFFECT OUR BUSINESS.

     We generally set our rates annually and in advance based on estimates of future health care costs over the related premium period. However, many factors may adversely impact our ability to estimate and manage future health care costs including increased utilization, high dollar claims, inflation, catastrophic events, epidemics, new mandated benefits, new technologies and health care practices, inability to secure cost effective provider compensation arrangements, and the inherent variability of estimated claims reserves. Because our rates are set in advance, we generally cannot adjust if health care costs turn out higher than our estimates. Consequently, our results of operations may be adversely affected. In addition, we are impacted more than certain of our competitors because our relatively small size exacerbates the effect of greater than anticipated high dollar claims.

PHARMACEUTICAL COSTS CONTINUE TO RISE AT A RATE IN EXCESS OF OUR ABILITY TO BE REIMBURSED.

     Prescription drug costs continue to rise at a rate in excess of most other health care services and at a rate in excess of our ability to be reimbursed through increased rates. Although we have implemented strategies to seek to mitigate this cost trend there can be no assurance that we will be able to effectively manage this problem or successfully recoup the cost increases.

THE RISK OF ADVERSE VARIATIONS IN OUR CLAIMS RESERVES HAS INCREASED.

     Our claims reserves are estimates of incurred health care costs based upon various assumptions and environmental factors. The accuracy of these estimates may be affected by variables such as changes in the rate of inflation/medical costs, the processing of claims, provider contract arrangements, the regulatory environment and other factors. Given the inherent variability of our estimates, the actual development of our reserves could be materially different from amounts provided. During the past year we have assumed the risk for a much larger percentage of our members as a result of a trend away from capitated arrangements with our medical providers. Accordingly, the risks we face with respect to material variations in our claims reserves have increased.


OUR INABILITY TO OBTAIN COST EFFECTIVE CONTRACTS WITH PROVIDERS MAY RESULT IN HIGHER HEALTH CARE COSTS AND LOSS OF MEMBERSHIP.

     Our marketability and profitability depends, in large part, on our ability to attract and contract on a cost effective basis with hospitals, medical groups, physicians and other provider contracting entities. In selected markets, certain providers, particularly hospitals, physicians/hospital organizations or multi-specialty physician groups may have significant market positions and/or compete directly with us. In the past certain providers have refused to contract with us or utilized their market position to place us at a competitive disadvantage. To the extent this continues to occur, our ability to market our managed care products and control our costs could be adversely affected resulting in higher health care costs and loss of membership.

THE FINANCIAL INSTABILITY OF OUR PROVIDERS MAY EXPOSE US TO LIABILITY FOR UNPAID CLAIMS, LOSS OF MEMBERSHIP AND INCREASED HEALTH CARE COSTS.


     We contract with providers and other provider contracting entities primarily through capitation arrangements. We pay the provider a fixed dollar amount per member per month and the provider accepts the financial risk of the frequency and cost of member utilization of services. The inability of contracted provider entities to properly manage costs under capitation arrangements can result in financial instability and insolvency of those providers resulting in the termination of their relationship with us, and subjecting us to possible liability for unpaid claims and loss of membership. During the past few years several of our significant providers in California and Indiana either became insolvent or declared bankruptcy. The termination of a capitated provider arrangement may also result in members selecting other providers with whom we may not have as favorable contractual arrangements resulting in increased health care costs.


IT IS DIFFICULT FOR US TO COMPETE IN THE HMO BUSINESS BECAUSE OUR MARKET SHARE IS RELATIVELY LOW.

     We operate in an environment, especially in California, where many of our principal competitors enjoy significantly greater market share and greater capital resources. As a result of competitive pressures, we have been and may continue to be adversely affected in our ability to retain our customer base, limited in our premium pricing flexibility and adversely affected in our ability to maintain or improve operating margins.

OUR GEOGRAPHIC AND LINES OF BUSINESS CONCENTRATIONS SUBJECT US TO INCREASED BUSINESS RISK.

     Our commercial and governmental business is concentrated in California and Indiana which accounted for 96% of our premium revenues for the quarter ended March 31, 2000. Changes in regulatory, market or health care provider conditions in either of these states could have a material adverse effect on our business, financial condition and operating results.

     Our Medicaid and Medicare lines of business are subject to our ongoing ability to secure contracts with the appropriate governmental entities. Governmental programs are also subject to extensive federal and state regulation. Our Medicaid and Medicare premium revenues represented approximately 25% and 16%, respectively, of our total premium revenues for the quarter ended March 31, 2000. Our failure to retain one or more of our governmental contracts could have a material adverse effect on our business and operations.

     Our 10 largest commercial employer groups accounted for approximately 34% of our commercial membership as of June 30, 2000. Our largest commercial employer group, the state of Indiana, accounted for approximately 10% of our commercial membership and approximately 23% of the Indiana HMO's commercial membership as of June 30, 2000. The loss of one or more of our largest commercial employer groups could have a material adverse effect on our business and operations.

WE MAY BE ADVERSELY AFFECTED BY COMPLICATIONS IN THE ENHANCEMENT OF OUR MANAGEMENT INFORMATION SYSTEMS.

     Our business operations are significantly dependent on the functionality and effectiveness of our management information systems. In addition, our current management information systems are based on a highly capitated business model which we are in the process of shifting towards a shared risk model. We are presently assessing installation of significant system enhancements and/or conversions including internet-based systems. Any significant service disruptions resulting from the implementation of these initiatives and/or conversions could have a material adverse impact on our business processes, customer and provider relationships, results of operations and financial condition. Further, any complications in adjusting our management information systems to deal with our increasingly non-capitated business model may place additional burdens on us.

WE ARE SUBJECT TO EXTENSIVE FEDERAL AND STATE LAWS AND REGULATION AND PENDING LEGISLATION.

     The health care industry is subject to extensive laws and regulations, including, but not limited to, requirements related to licensing, policy benefits design, member disclosure and enrollment, cash reserves, net worth and restrictions on dividending. In addition, we are subject to various reviews and audits regarding compliance with applicable laws and regulations. These laws and regulations are subject to frequent changes and future changes related to pending legislation or regulation could force us to change the way we do business resulting in a material adverse impact on our operations. Since approximately 41% of our premium revenues for the quarter ended March 31, 2000 were derived from governmental contracts, we are especially vulnerable to changes in laws or regulations concerning these programs.

IN THE FUTURE, THE STATES IN WHICH WE DO BUSINESS MAY ADOPT MORE STRINGENT MINIMUM CAPITALIZATION REQUIREMENTS.


     The managed care industry is subject to various state regulations including financial requirements related to minimum net worth or capitalization requirements. The National Association of Insurance Commissioners has proposed that states adopt risk-based capital standards that, if implemented, would generally require higher minimum capitalization limits for health care coverage provided by HMOs and other risk bearing entities. To date, neither California nor Indiana has adopted these standards for HMOs. If these standards are adopted (or similar standards requiring increased capitalization), we may not be able to meet these capitalization limits without securing additional capital resources.


COSTS ASSOCIATED WITH LITIGATION AND OTHER ACTIONS MAY RESULT IN LOSSES.

     We are subject to a variety of legal actions related to our business including claims for failure to pay for, provide or arrange for health care, provider disputes, breach of contract and other actions the ultimate outcome of which is not yet certain. Adverse results in one or more of these proceedings may result in liabilities that could have a material adverse effect on our operations, financial condition and future prospects.

     The HMO industry has been subject to a number of separate class action lawsuits against certain select national HMOs which may cause or force changes in business practices of the HMO industry.

WE HAVE EXPERIENCED RECENT OPERATING LOSSES AND OUR RETURN TO PROFITABILITY DEPENDS ON THE SUCCESSFUL IMPLEMENTATION OF OPERATING INITIATIVES AND OTHER FACTORS.


     We incurred losses during our fiscal years ended December 31, 1997, 1998 and 1999 of $25.1 million, $27.5 million and $12.3 million, respectively and anticipate incurring additional losses this fiscal year. We are undertaking a variety of operating initiatives designed to improve our market position, strengthen our medical management, enhance our administration and control over claims processing and payment, and improve other critical business processes. We have recently added senior management talent to our organization to direct these operating initiatives and have added staff resources to complement these initiatives. We are also pursuing the implementation of significant information systems enhancements and/or conversions including internet-based systems. There is no guarantee, however, that we will be able to successfully implement these initiatives or if implemented they will result in our return to profitability.


THIS RIGHTS OFFERING MAY JEOPARDIZE OUR UTILIZATION OF SIGNIFICANT TAX BENEFITS.


     As of March 31, 2000, we had approximately $407.5 million of federal net operating tax losses that we can use to offset future federal taxable income and which expire in the years 2003 through 2019. However, our issuance of common stock in this offering may prevent us from fully utilizing these benefits because it increases the likelihood of a statutory "ownership change" as defined by the Internal Revenue Code of 1986, as amended. If an ownership change occurs, the tax code limits the amount of tax benefits that we can use in a year to an amount based on the fair market value of our stock multiplied by a long-term tax exempt rate. This amount is significantly less than $407.5 million. This limitation may cause some of our tax benefits to expire unutilized. Therefore, if we were successful in generating future taxable income, we may have to pay more income taxes or pay these taxes sooner than if our tax benefits were not limited.


     In light of the potential for these adverse tax consequences our board has recommended that our shareholders approve at our 2000 annual meeting of shareholders an amendment to our charter that restricts transfers of our capital stock that could trigger the limitations of the tax code. This amendment will not take effect until after this rights offering is completed.

                                USE OF PROCEEDS


     The net proceeds that we expect to receive from this rights offering are estimated to be a minimum of $14.3 million and up to a maximum of $26.2 million after deducting the fee to our standby underwriter of $1.0 million dollars and other estimated offering expenses.



     The principal purpose of this rights offering is to alleviate our potentially serious liquidity and regulatory capital adequacy problems, in particular at the parent company level. We intend to use the net proceeds from this rights offering as follows: first, to immediately increase and strengthen the capitalization of the California HMO and Indiana HMO subsidiaries and Maxicare Life and Health Insurance Company, next, to fund infrastructure enhancements over the next two years in support of our operating initiatives, which include expenditures for information system enhancements and/or conversions, marketing and advertising campaigns, and increased staffing resources, and finally, the remaining proceeds will be allocated for general corporate and working capital purposes which may include additional investments in our operating subsidiaries and infrastructure enhancements.



     The table below reflects the use of net proceeds in the event we receive the minimum of $14.3 million and the maximum of $26.2 million:



                                                                MINIMUM       MAXIMUM
                                                              -----------   -----------
Capital infusion to operating subsidiaries..................  $ 6,000,000   $ 8,000,000
Infrastructure expenditures.................................    4,000,000     6,000,000
General corporate and working capital.......................    4,300,000    12,200,000
                                                              -----------   -----------
                                                              $14,300,000   $26,200,000
                                                              ===========   ===========


                        DETERMINATION OF OFFERING PRICE


     Our board decided to set a $1.00 per share subscription price after considering several factors, including the potential 150% increase in the number of outstanding shares in the event the rights offering is fully subscribed. Our shares are traded on the Nasdaq National Market. In determining the per share subscription price, we took into account the recent trading prices of our shares. We also considered the potential that existing shareholders may wish to purchase additional shares of common stock from us and the multiples of book value at which shares of similarly situated companies are trading. The $1.00 per share subscription price should not be considered an indication of our actual value or of the value of our common stock. We have neither sought, nor obtained, any valuation opinion from outside financial advisors or investment bankers.


                              PLAN OF DISTRIBUTION

DESCRIPTION OF THE RIGHTS OFFERING


     We are granting to our shareholders as of the close of business on September 14, 2000, non-transferable subscription rights to purchase one and one-half shares of our newly issued common stock, at a price of $1.00 per share, for each share held on September 14, 2000. At a meeting held on July 10, 2000, our board unanimously agreed to amend the rights offering to change the record date from August 1, 2000 to September 14, 2000. Our board took this action so that shareholders eligible to participate in the rights offering would be those shareholders who are of record closer to the anticipated effective date of the rights offering. We further amended the rights offering at a board meeting held on August 3, 2000 to shorten the exercise period from 30 days to 15 days. Our board took this action so that the proceeds of the rights offering could be reflected in our third quarter financial statements.

     If all shareholders fully exercise their subscription rights, we will issue an aggregate of approximately 28,088,072 shares. We will not issue fractional shares. We will round subscription rights up to the next whole share. The subscription rights are not transferable, except that the assignment by a record or nominee owner of shares to the beneficial owner will be permitted to the extent allowable under applicable state securities laws. A shareholder who does not participate in the rights offering will experience ownership dilution. A shareholder may purchase all or part of the shares to which the shareholder is entitled. Our officers and directors, in their capacity as shareholders, will have the same rights to purchase shares in the rights offering as other shareholders.


     All of our continuing directors and certain of our executive officers, including our chief executive officer, Paul R. Dupee, Jr., who collectively own 827,956 shares, or approximately 4.4% of our outstanding common stock, currently intend to exercise their subscription rights. To the extent that the voting power of our directors and executive officers increases as a result of the rights offering, it will be more difficult for the remaining shareholders to replace or remove the directors and executive officers.


     Shareholders cannot revoke their rights subscription certificates once submitted. Our board reserves the right to modify, postpone or to cancel the rights offering at any time prior to its consummation if it determines that such modification, postponement or cancellation is in our best interests. If the rights offering is fully subscribed, we expect to raise proceeds of approximately $28.1 million before applicable costs.


HOW TO SUBSCRIBE

     You may subscribe to purchase shares by completing and signing the rights subscription certificate which accompanies this prospectus and mailing or delivering it to American Stock Transfer & Trust Company, the subscription agent, together with payment in full for all shares subscribed for. To be accepted, we must receive your rights subscription certificate before the expiration of the rights offering. Shareholders cannot revoke their rights subscription certificates once submitted to the subscription agent.


     You must pay the full subscription price when you return the rights subscription certificate. In the event you pay an amount which is less than that required to purchase the number of shares subscribed to, we will issue only the number of shares for which payment is received. You should make checks payable to: American Stock Transfer & Trust Company. You should mail or deliver checks and completed rights subscription certificates to the subscription agent at:
American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York
10007.



     Any holder who has not submitted a properly completed subscription certificate along with full payment to the subscription agent by 5:00 p.m. New York City time on September 29, 2000, shall forfeit its rights to subscribe in the rights offering.



PAYMENT TO SOLICITING BROKERS



     We have agreed to pay soliciting brokers a fee of $.10 for each share subscribed to in the rights offering up to a maximum of $250 per account.


DELIVERY OF SHARE CERTIFICATES


     As soon as practicable following receipt of funds from subscription, the subscription agent will mail certificates for shares to shareholders whose rights subscription certificates have been accepted.

ESCROW OF FUNDS AND ACCEPTANCE OF SUBSCRIPTIONS


     The subscription agent will deposit all subscription funds received in an interest bearing escrow account. Any interest earned will be applied first to pay the expenses of the subscription agent and then remitted to us. Before completion of the subscription period, we may in our sole discretion elect to instruct the subscription agent to deliver funds to us out of the escrow account and issue share certificates to those shareholders who have submitted their completed subscription certificates and tendered full payment.



     In addition to any subscriptions we do not accept because they are incomplete or otherwise not properly submitted, we may in our sole discretion elect to accept or reject all of the subscriptions in this rights offering before its termination.



     We are entitled to resolve all questions concerning the timeliness, validity, form and eligibility of any exercise of rights. Our determination of these questions will be final and binding. In our sole discretion, we may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right because of any defect or irregularity.



     Subscription certificates will not be considered to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. Neither we nor American Stock Transfer & Trust Company has any duty to give notification of any defect or irregularity in connection with the submission of subscription certificates or any other required document. Neither we nor American Stock Transfer & Trust Company will incur any liability for failure to give such notification.



     We reserve the right to reject any exercise of rights if the exercise does not fully comply with the terms of the rights offering or is not in proper form or if the exercise of rights would be unlawful.



INFORMATION AGENT



     We have designated Mackenzie Partners, Inc., 156 Fifth Avenue, New York, New York 10010, telephone number 800-322-2885 (toll-free) or (212) 929-5500
(call collect), as the information agent for the rights offering to assist us in responding to any inquiries of shareholders.


STANDBY UNDERWRITING COMMITMENT


     Under the terms and subject to the conditions contained in a standby
underwriting agreement, dated                , 2000, MDB Capital Group LLC has
agreed to purchase, and we have agreed to sell to MDB Capital the number of shares of common stock set forth below:



                  STANDBY UNDERWRITER                    NUMBER OF SHARES
                  -------------------                    ----------------
MDB Capital Group LLC..................................  Up to 15,000,000



     MDB Capital will purchase from us at $1.00 per share up to 15,000,000 shares not subscribed to by the shareholders in the rights offering. The standby underwriting agreement provides that the obligations of MDB Capital to pay for and accept delivery of the shares are subject to various conditions precedent, including the absence of any material adverse change in our business, the receipt of certificates, opinions and letters from our counsel and independent public accountants and other conditions.


     We have been advised by MDB Capital that it proposes to offer the shares of common stock directly to the public at $1.00 per share. MDB Capital may pay to
selected dealers a concession of not more than $     per share.

     We have agreed with MDB Capital to indemnify each other against some liabilities relating to this offering, including liabilities under the Securities Act of 1933.


STANDBY UNDERWRITER'S COMPENSATION

     We have agreed to pay all expenses and costs incurred by MDB Capital in connection with its standby underwriting, including legal expenses.


     We have agreed to issue to MDB Capital, at the closing of the rights offering, a non-transferable warrant to purchase up to 1,000,000 shares of common stock at an exercise price per share of $1.50. The warrant is exercisable for a period of four years starting one year from the date of this prospectus.


     MDB Capital will have no voting, dividend or other shareholder rights under the underwriter's warrant until the warrant is exercised. The terms of the warrant were established as the result of negotiations between us and MDB Capital. If the warrant is exercised MDB Capital may realize additional compensation. By its terms, the warrant will be restricted from sale, transfer, assignment or hypothecation, except to persons that are officers or partners of any NASD member participating in the rights offering. The number of shares covered by the warrant and the exercise price are subject to adjustment to prevent dilution. In addition, we have granted both demand and piggy-back registration rights to the holder of the warrant to register the warrant and the underlying common stock under the Securities Act.

     Upon completion of this rights offering we will deliver to MDB Capital:

     - A fee of $1.0 million; and

     - A warrant to purchase up to 1,000,000 shares of common stock at $1.50 per share.

     MDB Capital will not receive any commissions nor will it receive a non-accountable expense allowance.

PURPOSE OF THE RIGHTS OFFERING

     Completion of this rights offering will enable us to raise up to approximately $28.1 million (before the costs of the rights offering and the costs of the standby underwriting). The primary purpose of the rights offering and standby underwriting is to alleviate potentially serious liquidity and capital adequacy concerns. We are a holding company and currently own three health maintenance organizations ("HMOs") licensed in California, Indiana, and Louisiana and Maxicare Life and Health Insurance Company ("Maxicare Life"). Our HMOs and Maxicare Life are subject to state regulations which require compliance with certain statutory deposit, dividend distribution and net worth requirements. To the extent the operating HMOs and Maxicare Life must comply with these regulations, they may not have the financial flexibility to transfer funds to us at the parent company level. As a result of operating losses and regulatory requirements and restrictions, the amount of our cash generally available to fund our working capital and operational requirements, including cash we hold and cash held by our operating subsidiaries available for transfer to us, has diminished from $46.6 million as of December 31, 1996, to $1.5 million as of March 31, 2000. This lack of available cash at the parent company level has created increased liquidity problems and operational and capital adequacy concerns which we hope to alleviate through this rights offering. Our inability to complete this rights offering and raise the expected proceeds would potentially leave us without adequate working capital which could materially impair our business and operations.


     In June 2000 we sold 800,000 shares of common stock, at $1.25 per share, to Meespierson Cayman Limited, as trustee of Sofaer Funds/SCI Global Hedge Fund. Although this financing gave us some additional liquidity, the proceeds are insufficient to enable us to retain a sufficient amount of cash and capital resources at the parent company level for working capital requirements, funding our infrastructure and capital improvement requirements, in particular the funding of improvements to our information technology capabilities, and funding of regulatory capital requirements of the HMOs and Maxicare Life to support ongoing business growth.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     We have summarized below material United States income tax consequences of the rights offering to the holders of our common stock upon the distribution of the subscription rights and to the holders of the subscription rights upon their exercise.

     This summary is based on provisions of the tax code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, all as of the date of the prospectus and all of which are subject to change, possibly on a retroactive basis.

     This summary is limited to those who have held the common stock, and will hold the subscription rights and any shares acquired upon the exercise of subscription rights as "capital assets" within the meaning of section 1221 of the tax code. This summary does not address all of the tax consequences that may be relevant to holders in light of their personal circumstances, or to holders who are subject to special rules; such as banks and other financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, insurance companies, tax-exempt organizations and foreign taxpayers. This summary does not include any description of the tax laws of any state, local or non-U.S. government that may be applicable to a shareholder.

     WE URGE SHAREHOLDERS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO THEM OF THIS RIGHTS OFFERING, AS WELL AS THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN TAX LAWS.

     Distribution of Subscription Rights. Shareholders will not recognize taxable income for federal income tax purposes upon distribution of the subscription rights.

     Shareholder Basis and Holding Period of the Subscription Rights. Except as provided in the following sentence, the basis of the subscription rights received by a shareholder as a distribution with respect to such shareholder's common stock will be zero. If, however, either the fair market value of the subscription rights on their date of issuance is 15% or more of the fair market value on the date of issuance of the common stock with respect to which they are received or the shareholder properly elects, in his or her federal income tax return for the taxable year in which the subscription rights are received, to allocate part of the basis of this common stock to the subscription rights, then upon exercise of the subscription rights, the shareholder's basis in this common stock will be allocated between the common stock and the subscription rights in proportion to the fair market values of each on the date of issuance.

     The holding period of a shareholder with respect to the subscription rights received as a distribution on the shareholder's common stock will include the shareholder's holding period for the common stock with respect to which the subscription rights were distributed.

     Lapse of the Subscription Rights. Shareholders who allow the subscription rights received by them in this offering to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of the common stock, if any, they own.

     Exercise of the Subscription Rights; Basis and Holding Period of the Common Stock. Shareholders will not recognize any gain or loss upon the exercise of subscription rights. The basis of the shares acquired through exercise of the subscription rights will be equal to the sum of the subscription price and the shareholder's basis in the subscription rights, if any. The holding period for the shares acquired through exercise of the subscription rights will begin on the date the subscription rights are exercised.

     Sale of Shares. The sale of shares will result in the recognition of gain or loss to the shareholder in an amount equal to the difference between the amount realized and the shareholder's basis in the shares. Gain or loss upon the sale of the shares will be long-term capital gain or loss if the holding period for the shares is more than one year.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

COMMON STOCK


     We are currently authorized to issue 40 million shares of common stock, par value $0.01 per share. At our 2000 annual meeting of shareholders we are asking our shareholders to approve an amendment to our certificate of incorporation increasing the number of authorized shares of common stock to 80 million. Approval of this amendment is a prerequisite to our going forward with the rights offering. As of September 14, 2000 we had 18,725,381 shares of our common stock outstanding. After completion of the rights offering and the purchase and resale by MDB Capital of up to 15 million of any shares not subscribed to by shareholders in the rights offering, we will have a minimum of 33,725,381 shares, and a maximum of 46,813,453 shares of common stock outstanding.


RESTRICTIONS ON TRANSFER OF OUR COMMON STOCK

     At the 2000 annual meeting, our shareholders will also be asked to approve an amendment to our certificate of incorporation that prohibits transfer of our capital stock, unless approved by our board, to the extent the transfer would cause the ownership interest of the transferee or any other person to equal 5% or more of our fair market value; or increase the ownership interest of the transferee or any other person where such transferee's or other person's ownership interest equalled 5% or more of our fair market value before the transfer. This amendment will take effect after consummation of this rights offering and will pose no barrier to the issuance of common stock in the rights offering. The purpose of this certificate of incorporation amendment is to allow us to minimize the chance of an "ownership change" as defined by the tax code in order to preserve our significant accrued tax benefits.

     Although it was not principally intended for this purpose, this amendment could have an anti-takeover effect by prohibiting shareholders from increasing their ownership interest to 5% or more and prohibiting any increase in the ownership interest of shareholders already holding 5% or more of our fair market value. These limitations could enable our board to render more difficult or discourage a hostile transaction to take control of us. The presence of these limitations could also discourage unsolicited takeover attempts, thereby limiting the opportunity for our shareholders to realize a higher price for their shares than would be generally available in the public markets. Our board is not aware of any attempt, or contemplated attempt, to acquire control of us, and this proposal is not being presented with the intent that it be utilized as a type of anti-takeover device.

     The amendment is also not intended to supercede or terminate our shareholders rights plan. Our shareholders rights plan does not prohibit transfer of our common stock; rather it is an anti-takeover device triggered by certain acquisitions of our common stock. Because the restrictions on transfer imposed by the charter amendment may be waived at our board's discretion, if we are faced with a hostile transaction to take control of us, our board may choose to permit only the shareholder rights plan to operate and not the restrictions imposed by the amendment.

SHAREHOLDERS RIGHTS PLAN


     In February 1998, our board adopted the shareholders rights plan and declared a dividend distribution of one preferred share purchase right for each outstanding share of common stock to shareholders of record on March 16, 1998. Each share of common stock issued after that date, including the shares of common stock being offered in this prospectus, until the designated distribution date as set forth in the shareholders rights plan and, in certain circumstances, shares of common stock issued after the distribution date, includes a preferred share purchase right. Except as set forth below, each preferred share purchase right, when it becomes exercisable, entitles the registered holder to purchase from us one five-hundredth of a share of our Series B Preferred Stock,

$0.01 par value, at a price of $45.00 per one five-hundredth of a preferred share, subject to adjustment.

     The description and terms of the shareholders rights plan are set forth in a Rights Agreement, dated as of February 24, 1998, as amended on October 9, 1998 and June 6, 2000, with American Stock Transfer & Trust Company, as rights agent.

     Initially, the preferred share purchase rights will be attached to all certificates representing common stock then outstanding, and no separate certificates representing the preferred share purchase rights will be distributed. The rights agreement provides that the preferred share purchase rights will separate from the common stock and become exercisable upon the distribution date, which is the earliest to occur of:

     - the date of a public announcement that, without the prior consent of a majority of the disinterested directors, a person or group of affiliated or associated persons has acquired beneficial ownership of 5% or more of our outstanding common stock, except pursuant to a permitted offer, or owning 5% or more of our outstanding common stock acquires any additional common stock; or

     - 10 days or such later date as the board may determine following the commencement or announcement of an intention to make a tender or exchange offer, the consummation of which would result in a person or as set forth above, effectuating a transaction as described in the preceding item.

     Upon exercise, each holder of a preferred share purchase right will thereafter have the right to receive common stock or one five-hundredth of a share of preferred shares or, in certain circumstances, other securities of ours having a value, immediately prior to such triggering event, equal to two times the exercise price of the preferred share purchase right. Notwithstanding the foregoing, following the occurrence of one of the events described above, all preferred share purchase rights that are, or under certain circumstances specified in the rights agreement were, beneficially owned by an acquiring person, which is defined as any person or group acquiring beneficial ownership of 5% of our stock or any of their affiliates or associates, will be null and void.

     Any holder that had held in excess of 5% of the common stock as of June 6, 2000 has been "grandfathered" with respect to its then position. Disinterested directors are members of the board who are not officers or employees, acquiring persons or their affiliates, or any person proposed or nominated as a director by an acquiring person and certain other persons.

     The preferred share purchase rights will also become exercisable if any of the following occur:

     - We consolidate with, or merge into, an acquiring person or certain of the acquiring person's affiliates, or

     - Certain affiliates of an acquiring person or any other entity, if all holders of common stock are not treated alike in such transaction, consolidate with, or merge into us, other than certain reorganization transactions, or

     - We sell or otherwise transfer 50% or more of our assets or earning power to certain affiliates of an acquiring person or to any other entity, if all holders of common stock are not treated alike in such transaction.

     Upon exercise as provided immediately above, proper provision shall be made so that each holder of a preferred share purchase right, except preferred share purchase rights which previously have been voided as set forth below, shall have the right to receive, common shares of the acquiring or surviving company or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred, having a value equal to two times the exercise price of the preferred share purchase right.

     The purchase price payable, and the number of preferred shares, common stock or other securities issuable upon exercise of the preferred share purchase rights are subject to adjustment from time to time to prevent dilution upon certain events.

     Preferred shares purchasable upon exercise of the preferred share purchase rights will not be redeemable, except at our election, for common stock. Each preferred share will be entitled to a dividend per share of 500 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares will be entitled, after the payment of any liquidation preference on any other series of preferred stock, to $100 per share, plus the holders of the preferred shares and the holders of the common stock will share the remaining assets in the ratio of 500 to 1, as adjusted, for each preferred share and share of common stock so held, respectively. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each preferred share will be entitled to receive 500 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

     At any time after a person becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the common stock, the board, with the approval of a majority of the disinterested directors, may exchange the preferred share purchase rights, other than the preferred share purchase rights owned by the acquiring person or certain of its associates, which shall have become void, at an exchange ratio of one share of common stock per preferred share purchase right, subject to adjustment. The board can substitute one five-hundredths of a preferred share for some or all of the common stock per preferred share purchase right.

     At any time prior to the earlier to occur of a person's becoming an acquiring person or the expiration of the preferred share purchase rights, and under certain other circumstances, we may redeem the preferred share purchase rights in whole, but not in part, at a price of $.01 per preferred share purchase right.

     Additionally, subsequent to the date of public announcement by a person or group that they are an acquiring person, we may redeem the then outstanding preferred share purchase rights in whole, but not in part, at a price of $.01 per preferred share purchase right. This redemption must be in connection with a merger or other business combination transaction or series of transactions involving us in which all holders of common stock are treated alike but not involving an acquiring person or its affiliates or associates. This redemption right will not exist for 180 days following the date of public announcement by the acquiring person under certain circumstances.

     All of the provisions of the rights agreement may be amended by the board, with the approval of a majority of the disinterested directors, prior to the distribution date. After the distribution date, the provisions of the rights agreement may be amended by the board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of preferred share purchase rights, excluding the interests of any acquiring person, or, subject to certain limitations, to shorten or lengthen any time period under the rights agreement.


     Until a preferred share purchase right is exercised, the holder of the right, as such, will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends. While the distribution of the preferred share purchase rights will not be taxable to our shareholders, shareholders may, depending upon the circumstances, recognize taxable income should the preferred share purchase rights become exercisable or upon the occurrence of certain events thereafter.

ANTI-TAKEOVER PROVISIONS

     Because we are incorporated under the laws of the state of Delaware, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to an interested stockholder. For purposes of
Section 203, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15 percent or more of the corporation's voting capital stock.


     The provisions of our shareholders rights plan and Delaware law are intended to encourage potential acquirers to negotiate with us and to allow the board the opportunity to consider alternative proposals in the interest of maximizing shareholder value. These provisions, and the restrictive charter amendment described above, however, may also have the effect of discouraging acquisition proposals or delaying or preventing a change in control, which may have an adverse effect on our stock price.


TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for our common stock, and the subscription agent in the rights offering, is American Stock Transfer & Trust Company.


                                 LEGAL MATTERS


     The legality of the securities in this rights offering has been passed upon for us by Jeffer, Mangels, Butler & Marmaro LLP, Los Angeles, California. Resch Polster Alpert & Berger LLP, Los Angeles, California will pass upon certain legal matters in connection with the standby underwriting for MDB Capital Group LLC.


                                    EXPERTS


     The consolidated financial statements of Maxicare Health Plans, Inc. appearing in Maxicare Health Plans, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report therein and incorporated herein by reference. The consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's home page located at http://www.sec.gov or you may read and copy any document at the SEC Public Reference Rooms located at:

        405 Fifth Street, N.W., Room 1024 Washington, D.C. 20549-1004;

        CitiCorp Center 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661; and

        Seven World Trade Center 13th Floor New York, New York 10048

Please call the SEC at 1-800-732-0330 for more information about the public reference rooms and requesting documents.

     The SEC allows us to "incorporate by reference" in this prospectus the information we file with them, which means we can refer you to important information without restating it in this prospectus. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below:

     Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, and

     Our Annual Report on Form 10-K for the year ended December 31, 1999.

     We are delivering with this prospectus a copy of our Annual Report on Form 10-K for the year ended December 31, 1999 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000. You may request a copy of any other filings incorporated in this prospectus by reference at no cost, by writing or telephoning us at the following address:

       Maxicare Health Plans, Inc.
       1149 South Broadway Street
       Los Angeles, CA 90015

       213-765-2000


       Attn: Joseph White


You may also direct your requests via e-mail to jwhite@Maxicare.com.


     If you have any questions concerning the rights offering or need additional copies of this prospectus, the subscription certificate or the subscription materials or otherwise need assistance, please contact the information agent for the offering:



       Mackenzie Partners, Inc.


       156 Fifth Avenue


       New York, New York 10010


       800-322-2885 (toll-free) or (212) 929-5500 (call collect)


     Prospective investors may rely only on the information contained in this prospectus. We have not authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

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     PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

     NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE U.S. TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY OF THESE JURISDICTIONS. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE U.S. AND CANADA ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE THE RESTRICTIONS OF THAT JURISDICTION RELATED TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    5
Use of Proceeds.......................    9
Determination of Offering Price.......    9
Plan of Distribution..................    9
Description of Securities to be
  Registered..........................   15
Legal Matters.........................   18
Experts...............................   18
Where You Can Find More Information...   19


     UNTIL              , 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT BUY, SELL OR TRADE THESE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
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                               29,088,072 SHARES


                                    MAXICARE
                               HEALTH PLANS, INC.


                                  COMMON STOCK


                                $1.00 PER SHARE
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                             MDB CAPITAL GROUP LLC
                                            , 2000

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------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED AUGUST 3, 2000


PROSPECTUS


                                 800,000 SHARES


                          MAXICARE HEALTH PLANS, INC.


                                  COMMON STOCK


                            ------------------------

     This prospectus covers the reoffer and resale by a selling shareholder of Maxicare Health Plans, Inc. of 800,000 shares of common stock of Maxicare Health Plans, Inc.

     The common stock is quoted on The Nasdaq National Market System under the trading symbol MAXI.

     The common stock may be offered for sale from time to time in the market or in privately negotiated transactions. Maxicare Health Plans, Inc. will not receive any proceeds from the sale of these shares of common stock.


     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.


                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS COMPLETE OR ACCURATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

              The date of this prospectus is              , 2000.

                               PROSPECTUS SUMMARY

                                  THE COMPANY


     We are Maxicare Health Plans, Inc., a Delaware corporation, a holding company which owns various operating subsidiaries, primarily in the field of managed health care. We own and operate three health maintenance organizations ("HMOs") in California, Indiana and Louisiana and have a combined enrollment of approximately 446,000 as of June 30, 2000. In May 2000, we entered into a definitive agreement for the sale of the Louisiana HMO, which has approximately 13,000 members as of June 30, 2000. The completion of this transaction is expected to occur during the third quarter of 2000 and is subject to regulatory and other customary approvals and conditions. We also operate Maxicare Life and Health Insurance Company and HealthAmerica Corporation. Through these subsidiaries, we offer an array of employee benefit packages, including group HMO, Medicaid and Medicare HMO, preferred provider organization, point of service, group life and accidental death and dismemberment insurance, administrative services only programs, wellness programs and other services and products.


     Through our HMO operations we arrange for the delivery of comprehensive health care services to our members for a predetermined, prepaid fee. We generally provide these services by contracting on a prospective basis with physician groups for a fixed fee per member per month regardless of the extent and nature of services provided to members, and with hospitals and other providers under a variety of fee arrangements.

     We believe that an HMO offers certain advantages over traditional indemnity health insurance. To the member, an HMO offers comprehensive and coordinated health care programs, including preventive services, with predictable out-of-pocket expense and generally without requiring claims forms. To the employer, an HMO offers an opportunity to improve the breadth and quality of health benefit programs available to employees and their families without a significant increase in cost or administrative burdens. To health care providers, such as physician groups and hospitals, an HMO provides a more predictable revenue source.

     Our executive offices are located at 1149 South Broadway Street, Los Angeles, California 90015, and our telephone number is (213) 765-2000. Our Web site address is www.maxicare.com. The information contained on our Web site is not part of this prospectus.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary consolidated financial data are qualified by reference to, and should be read in conjunction with, our Consolidated Financial Statements and the Notes thereto incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 1999 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2000. The summary consolidated financial data for each of the years ended December 31, 1999, 1998 and 1997 are derived from our audited Consolidated Financial Statements. The summary consolidated financial data as of March 31, 2000 and 1999 and for the three months ended March 31, 2000 and March 31, 1999 are unaudited, but, in the opinion of management, included all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of operations for those periods. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for the full fiscal year.

                                           THREE MONTHS ENDED            FOR THE YEARS ENDED
                                                MARCH 31,                   DECEMBER 31,
                                          ---------------------   ---------------------------------
                                            2000        1999        1999        1998        1997
                                          ---------   ---------   ---------   ---------   ---------
                                            (AMOUNTS IN THOUSANDS EXCEPT PER SHARE AND MEMBERSHIP
                                                                    DATA)
Revenues
  Premiums..............................  $183,473    $174,013    $704,996    $727,220    $658,080
  Investment income.....................     1,199         945       3,777       5,403       7,481
  Other income..........................       247       4,210       4,865       2,530       5,743
                                          --------    --------    --------    --------    --------
       Total Revenues...................   184,919     179,168     713,638     735,153     671,304
                                          --------    --------    --------    --------    --------
Expenses
  Health care expenses..................   167,784     163,119     652,274     684,362     630,869
  Marketing, general and administrative
     expenses...........................    16,766      15,008      63,955      61,068      55,765
  Depreciation and amortization.........       319         221       1,173         756         751
  Loss contracts, divestiture costs,
     litigation, management settlement
     and other charges(1)...............                 8,500       8,500      16,500       9,000
                                          --------    --------    --------    --------    --------
       Total Expenses...................   184,869     186,848     725,902     762,686     696,385
                                          --------    --------    --------    --------    --------
Income (Loss) From Operations...........        50      (7,680)    (12,264)    (27,533)    (25,081)
Income Tax Benefit......................
                                          --------    --------    --------    --------    --------
Net Income (Loss).......................  $     50    $ (7,680)   $(12,264)   $(27,533)   $(25,081)
                                          ========    ========    ========    ========    ========
Net Income (Loss) Per Common Share:
Basic:
  Basic earnings (loss) per common
     share..............................  $    .00    $   (.43)   $   (.68)   $  (1.54)   $  (1.40)
                                          ========    ========    ========    ========    ========
  Weighted average number of common
     shares outstanding.................    17,925      17,925      17,925      17,928      17,897
Diluted:
  Diluted earnings (loss) per common
     share..............................  $    .00    $   (.43)   $   (.68)   $  (1.54)   $  (1.40)
                                          ========    ========    ========    ========    ========
  Weighted average number of common and
     common dilutive potential shares
     outstanding........................    17,925      17,925      17,925      17,928      17,897

                                             AT MARCH 31,              AT DECEMBER 31,
                                          -------------------   ------------------------------
                                            2000       1999       1999       1998       1997
                                          --------   --------   --------   --------   --------
                                           (AMOUNTS IN THOUSANDS EXCEPT FOR MEMBERSHIP DATA)
BALANCE SHEET DATA:
  Total assets..........................  $145,145   $128,000   $133,215   $136,254   $167,422
  Total indebtedness(2).................  $101,975   $ 80,143   $ 90,059   $ 83,298   $ 86,386
  Shareholders' equity..................  $ 43,170   $ 47,857   $ 43,156   $ 52,956   $ 81,036

MEMBERSHIP DATA:
  Number of members.....................   451,800    482,800    466,600    512,000    514,000

                  NOTES TO SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data should be read in conjunction with our Quarterly Report on Form 10-Q for the three months ended March 31, 2000 and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" of our Annual Report on Form 10-K for the year ended December 31, 1999.

(1) A $3 million charge for loss contracts related to our Carolinas commercial line of business and a $5.5 million charge for management settlement costs were recorded in the first quarter of 1999. A $10 million charge for loss contracts and divestiture costs and a $6.5 million charge for litigation, provider insolvency/impairment, and an increase to the loss contracts and divestiture costs reserve were recorded in the second and fourth quarters of 1998, respectively. A $6 million litigation charge was recorded in the first quarter of 1997 as a result of a ruling by the Commonwealth of Pennsylvania Board of Claims denying us recovery on our receivable of $5 million due us from the Pennsylvania Department of Public Welfare in connection with the operation of a Medicaid managed care program from 1986 through 1989 by one of our subsidiaries, and related litigation costs. A $3 million management restructuring charge was recorded in the fourth quarter of 1997 for termination expenses primarily related to the settlement of certain obligations pursuant to the former chief financial officer's employment agreement.

(2) Includes long-term liabilities of $2.8 million and $3.1 million at March 31, 2000 and March 31, 1999, respectively. Includes long-term liabilities of $3.0 million, $.6 million and $.2 million, at December 31, 1999, 1998 and 1997, respectively.

                                  RISK FACTORS


     You should carefully consider the following risks, in addition to the other information contained in this prospectus, before making any investment decision. We believe that the risks and uncertainties described below are the most significant factors that make an investment in our common stock speculative and risky. As a result of any of the risks we encounter, our business, financial condition and results of operations could be materially adversely affected. Any of these adverse effects could cause the trading price of our common stock to decline and you may correspondingly lose all or some portion of your investment in us.


FUTURE COSTS OF HEALTH CARE SERVICES THAT WE PROVIDE TO OUR MEMBERS MAY RISE FASTER THAN THE RELATED PREMIUMS WE RECEIVE.


     Commercial premium rates for managed care plans have generally increased over the past year and recent months; however, if costs of health care services rise and we are unable to adequately increase commercial premium rates, our margins will shrink and have a corresponding adverse impact on operating results. For the quarter ended March 31, 2000, approximately 41% of our premium revenues were derived from governmental programs, including Medicare and Medicaid. The government generally fixes these premium rates and we are unable or limited in our ability to adjust these rates based on anticipated costs. Recent legislation regarding Medicare reimbursement has substantially limited premium rate increases as compared to increases granted in prior years. As a result, the costs of our governmental programs could exceed the related premiums we receive from these programs. In addition, although we recently announced our withdrawal, effective as of January 1, 2001, from certain Medicare markets which we do not consider profitable, this withdrawal will not affect the losses which we may have on this business during this current year.


HIGHER THAN ESTIMATED HEALTH CARE COSTS MAY ADVERSELY AFFECT OUR BUSINESS.

     We generally set our rates annually and in advance based on estimates of future health care costs over the related premium period. However, many factors may adversely impact our ability to estimate and manage future health care costs including increased utilization, high dollar claims, inflation, catastrophic events, epidemics, new mandated benefits, new technologies and health care practices, inability to secure cost effective provider compensation arrangements, and the inherent variability of estimated claims reserves. Because our rates are set in advance, we generally cannot adjust if health care costs turn out higher than our estimates. Consequently, our results of operations may be adversely affected. In addition, we are impacted more than certain of our competitors because our relatively small size exacerbates the effect of greater than anticipated high dollar claims.

PHARMACEUTICAL COSTS CONTINUE TO RISE AT A RATE IN EXCESS OF OUR ABILITY TO BE REIMBURSED.

     Prescription drug costs continue to rise at a rate in excess of most other health care services and at a rate in excess of our ability to be reimbursed through increased rates. Although we have implemented strategies to seek to mitigate this cost trend there can be no assurance that we will be able to effectively manage this problem or successfully recoup the cost increases.

THE RISK OF ADVERSE VARIATIONS IN OUR CLAIMS RESERVES HAS INCREASED.

     Our claims reserves are estimates of incurred health care costs based upon various assumptions and environmental factors. The accuracy of these estimates may be affected by variables such as changes in the rate of inflation/medical costs, the processing of claims, provider contract arrangements, the regulatory environment and other factors. Given the inherent variability of our estimates, the actual development of our reserves could be materially different from amounts provided. During the past year we have assumed the risk for a much larger percentage of our members as a result of a trend away from capitated arrangements with our medical providers. Accordingly, the risks we face with respect to material variations in our claims reserves have increased.


OUR INABILITY TO OBTAIN COST EFFECTIVE CONTRACTS WITH PROVIDERS MAY RESULT IN HIGHER HEALTH CARE COSTS AND LOSS OF MEMBERSHIP.

     Our marketability and profitability depends, in large part, on our ability to attract and contract on a cost effective basis with hospitals, medical groups, physicians and other provider contracting entities. In selected markets, certain providers, particularly hospitals, physicians/hospital organizations or multi-specialty physician groups may have significant market positions and/or compete directly with us. In the past certain providers have refused to contract with us or utilized their market position to place us at a competitive disadvantage. To the extent this continues to occur our ability to market our managed care products and control our costs could be adversely affected resulting in higher health care costs and loss of membership.

THE FINANCIAL INSTABILITY OF OUR PROVIDERS MAY EXPOSE US TO LIABILITY FOR UNPAID CLAIMS, LOSS OF MEMBERSHIP AND INCREASED HEALTH CARE COSTS.


     We contract with providers and other provider contracting entities primarily through capitation arrangements. We pay the provider a fixed dollar amount per member per month and the provider accepts the financial risk of the frequency and cost of member utilization of services. The inability of contracted provider entities to properly manage costs under capitation arrangements can result in financial instability and insolvency of those providers resulting in the termination of their relationship with us, and subjecting us to possible liability for unpaid claims and loss of membership. During the past few years several of our significant providers in California and Indiana either became insolvent or declared bankruptcy. The termination of a capitated provider arrangement may also result in members selecting other providers with whom we may not have as favorable contractual arrangements resulting in increased health care costs.


IT IS DIFFICULT FOR US TO COMPETE IN THE HMO BUSINESS BECAUSE OUR MARKET SHARE IS RELATIVELY LOW.

     We operate in an environment, especially in California, where many of our principal competitors enjoy significantly greater market share and greater capital resources. As a result of competitive pressures, we have been and may continue to be adversely affected in our ability to retain our customer base, limited in our premium pricing flexibility and adversely affected in our ability to maintain or improve operating margins.

OUR GEOGRAPHIC AND LINES OF BUSINESS CONCENTRATIONS SUBJECT US TO INCREASED BUSINESS RISK.

     Our commercial and governmental business is concentrated in California and Indiana which accounted for 96% of our premium revenues for the quarter ended March 31, 2000. Changes in regulatory, market or health care provider conditions in either of these states could have a material adverse effect on our business, financial condition and operating results.

     Our Medicaid and Medicare lines of business are subject to our ongoing ability to secure contracts with governmental entities who contract with us. Governmental programs are also subject to extensive federal and state regulation. Our Medicaid and Medicare premium revenues represented approximately 25% and 16%, respectively, of our total premium revenues for the quarter ended March 31, 2000. Our failure to retain one or more of our governmental contracts could have a material adverse effect on our business and operations.

     Our 10 largest commercial employer groups accounted for approximately 34% of our commercial membership as of June 30, 2000. Our largest commercial employer group, the state of Indiana, accounted for approximately 10% of our commercial membership and approximately 23% of the Indiana HMO's commercial membership as of June 30, 2000. The loss of one or more of our largest commercial employer groups could have a material adverse effect on our business and operations.

WE MAY BE ADVERSELY AFFECTED BY COMPLICATIONS IN THE ENHANCEMENT OF OUR MANAGEMENT INFORMATION SYSTEMS.

     Our business operations are significantly dependent on the functionality and effectiveness of our management information systems. In addition, our current management information systems are based on a highly capitated business model which we are in the process of shifting towards a shared risk model. We are presently assessing installation of significant system enhancements and/or conversions including internet-based systems. Any significant service disruptions resulting from the implementation of these initiatives and/or conversions could result in a material adverse impact on our business processes, customer and provider relationships, results of operations and financial condition. Further, any complications in adjusting our management information systems to deal with our increasingly non-capitated business model may place additional burdens on us.

WE ARE SUBJECT TO EXTENSIVE FEDERAL AND STATE LAWS AND REGULATION AND PENDING LEGISLATION.

     The health care industry is subject to extensive laws and regulations, including, but not limited to, requirements related to licensing, policy benefits design, member disclosure and enrollment, cash reserves, net worth and restrictions on dividending. In addition, we are subject to various reviews and audits regarding compliance with applicable laws and regulations. These laws and regulations are subject to frequent changes and future changes related to pending legislation or regulation could force us to change the way we do business resulting in a material adverse impact on our operations. Since approximately 41% of our premium revenues for the three months ended March 31, 2000 were derived from governmental contracts, we are especially vulnerable to changes in laws or regulations concerning these programs.

IN THE FUTURE, THE STATES IN WHICH WE DO BUSINESS MAY ADOPT MORE STRINGENT MINIMUM CAPITALIZATION REQUIREMENTS.


     The managed care industry is subject to various state regulations including financial requirements related to minimum net worth or capitalization requirements. The National Association of Insurance Commissioners has proposed that states adopt risk-based capital standards that, if implemented, would generally require higher minimum capitalization limits for health care coverage provided by HMOs and other risk bearing entities. To date, neither California nor Indiana has adopted these standards for HMOs; however, if these standards were adopted (or similar standards requiring increased capitalization), we may not be able to meet these capitalization limits without securing additional capital resources.


COSTS ASSOCIATED WITH LITIGATION AND OTHER ACTIONS MAY RESULT IN LOSSES.

     We are subject to a variety of legal actions related to our business including claims for failure to pay for, provide or arrange for health care, provider disputes, breach of contract and other actions the ultimate outcome of which is not yet certain. Adverse results in one or more of these proceedings may result in liabilities that could have a material adverse effect on our operations, financial condition and future prospects.

     The HMO industry has been subject to a number of separate class action lawsuits against certain select national HMOs which may cause or force changes in business practices of the HMO industry.

WE HAVE EXPERIENCED RECENT OPERATING LOSSES AND OUR RETURN TO PROFITABILITY IS DEPENDENT UPON THE SUCCESSFUL IMPLEMENTATION OF OPERATING INITIATIVES AND OTHER FACTORS.


     We incurred losses during our fiscal years ended December 31, 1997, 1998 and 1999 of $25.1 million, $27.5 million and $12.3 million, respectively and anticipate incurring additional losses this fiscal year. We are undertaking a variety of operating initiatives designed to improve our market position, strengthen our medical management, enhance our administration and control over claims processing and payment, and improve other critical business processes. We have recently added senior management talent to our organization to direct these operating initiatives and have added staff resources to complement these initiatives. We are also pursuing the implementation of significant information systems enhancements and/or conversions including internet-based systems. There is no guarantee, however, that we will be able to successful implement these initiatives or if implemented they will result in our return to profitability.


OUR RIGHTS OFFERING MAY JEOPARDIZE OUR UTILIZATION OF SIGNIFICANT TAX BENEFITS.


     As of March 31, 2000, we had approximately $407.5 million of federal net operating tax losses that we can use to offset future federal taxable income and which expire in the years 2003 through 2019. However, our issuance of common stock in our rights offering may prevent us from fully utilizing these benefits because it increases the likelihood of a statutory "ownership change" as defined by the Internal Revenue Code of 1986, as amended. If an ownership change occurs, the tax code limits the amount of tax benefits that we can use in a year to an amount based on the fair market value of our stock multiplied by a long-term tax exempt rate. This amount is significantly less than $407.5 million. This limitation may cause some of our tax benefits to expire unutilized. Therefore, if we were successful in generating future taxable income, we may have to pay more income taxes or pay these taxes sooner than if our tax benefits were not limited.


     In light of the potential for these adverse tax consequences our board has recommended that our shareholders approve at our 2000 annual meeting of shareholders an amendment to our charter that restricts transfers of our capital stock that could trigger the limitations of the tax code. This amendment will not take effect until after this rights offering is completed.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares by the selling shareholder.

                              SELLING SHAREHOLDER


     This prospectus relates to the possible offer and sale, from time to time, of shares held by the selling shareholder named below. These shares of common stock were issued to the selling shareholder in an unregistered private placement completed in June, 2000. The following table sets forth the name of the selling shareholder, along with the number of shares of common stock held by it as of the date of this prospectus and the number of shares offered for sale in this prospectus. The number of shares offered for sale by the selling shareholder may be updated in supplements to this prospectus, which will be filed with the SEC in accordance with Rule 424(b) under the Securities Act of 1933, as amended, as may be necessary.


     There exists no material relationship between the selling shareholder and us or any of our predecessors or affiliates, nor have any material relationships existed within the past three years.

                           NUMBER OF SHARES   NUMBER OF SHARES
                           OF COMMON STOCK    OF COMMON STOCK    NUMBER OF SHARES   NUMBER OF SHARES
         SELLING             BENEFICIALLY     COVERED BY THIS    OF COMMON STOCK    OF COMMON STOCK
       SHAREHOLDER              OWNED            PROSPECTUS       AFTER OFFERING     (MAXIMUM SOLD)
       -----------         ----------------   ----------------   ----------------   ----------------
Meespierson Cayman
  Limited, as trustee of
  Sofaer Funds/SCI Global
  Hedge Fund.............      800,000            800,000            800,000              -0-

                              PLAN OF DISTRIBUTION

     The selling shareholder may sell the shares covered by this prospectus from time to time in transactions (including one or more brokerage transactions) or in one or more privately negotiated transactions. The price of each sale may be made at the market price prevailing at the time of the sale, a price related to such prevailing market price, a negotiated price or a fixed price. We will not receive any of the proceeds from the sale of these shares.

     These shares may be offered and sold from time to time in any manner permitted by law. The shares may be sold directly to one or more purchasers. The shares may also be sold to or through underwriters, brokers, dealers or agents. These underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or the purchasers of shares for whom they may act as agent or to whom they may sell as principal, or both.

     In order to comply with certain state securities laws, if applicable, these shares will be sold only through registered or licensed brokers or dealers.

     Under applicable rules and regulations under the Securities and Exchange Act of 1934, as amended, any person engaged in a distribution of these shares may not simultaneously engage in certain activities with respect to these shares prior to the commencement of such distribution. In addition to, and without limiting the foregoing, the selling shareholder and any other person participating in a distribution will be subject to the applicable provisions of the Exchange Act.

                              EXPERTS AND COUNSEL


     The consolidated financial statements of Maxicare Health Plans, Inc. appearing in Maxicare Health Plans, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report therein and incorporated herein by reference. The consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


     No expert or counsel had or is to receive a substantial direct or indirect interest in us or any of our subsidiaries in connection with the offering. No expert or counsel was connected to us or our subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's home page located at http://www.sec.gov or you may read and copy any document at the SEC Public Reference Rooms located at:

        405 Fifth Street, N.W., Room 1024 Washington, D.C. 20549-1004;

        CitiCorp Center 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661; and

        Seven World Trade Center 13th Floor New York, New York 10048

Please call the SEC at 1-800-732-0330 for more information about the public reference rooms and requesting documents.

     The SEC allows us to "incorporate by reference" in this prospectus the information we file with them, which means we can refer you to important information without restating it in this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings, prior to the termination of this offering, made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange
Act:

          Our Quarterly Report on Form 10-Q for the quarter ended March 31,
     2000;

          Our Annual Report on Form 10-K for the year ended December 31, 1999;
     and

          "Description of Registrant's Securities to be Registered" contained in
     Item 11 of our registration statement on Form 10 filed on January 17, 1991.

     You may request a copy of any or all of the information incorporated in this prospectus by reference, at no cost, by writing or telephoning us at the following address:

       Maxicare Health Plans, Inc.
       1149 South Broadway Street
       Los Angeles, CA 90015
       (213) 765-2000

You may also direct your requests via e-mail to jwhite@Maxicare.com.

     Prospective investors may rely only on the information contained in this prospectus. We have not authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our certificate of incorporation and bylaws provide for indemnification of our officers and directors, among other things, in instances in which they acted in good faith and in a manner they reasonably believed to be in, and not opposed, to our best interests and in which, with respect to criminal proceedings, they had no reasonable cause to believe their conduct was unlawful. There is no limit regarding their liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or knowing violation of the law, the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits. We may also indemnify employees and others at the discretion of our board. This indemnification must be authorized by our board. The indemnification provisions of the Delaware General Corporation Law make mandatory the indemnification of a director or officer to the extent that the director or officer has been "successful on the merits or otherwise," thus possibly requiring indemnification of settlements in certain instances. The Delaware law also provides that a director or officer may be indemnified by us for expenses of a derivative suit even if this director or officer is not successful on the merits, provided this director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests, subject, in the case of an adverse judgment, to court approval. Article Eighth of our certificate of incorporation requires that we provide indemnification for our directors and officers to the fullest extent allowable under Delaware law. This may include indemnification against liabilities under the Securities Act, and may limit the liability of directors and officers to us or our shareholders, unless the director or officer fails to meet the prescribed standard of conduct. We have insurance covering expenditures that might arise in connection with our lawful indemnification of our directors and officers for certain liabilities and expenses. Our directors and officers also have the benefit of insurance against certain other liabilities and expenses. We have also entered into employment and indemnification agreements with certain of our officers which provide for indemnification to the fullest extent permitted by law against any liabilities and expenses.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

------------------------------------------------------
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     PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

     NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE U.S. TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY OF THESE JURISDICTIONS. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE U.S. AND CANADA ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE THE RESTRICTIONS OF THAT JURISDICTION RELATED TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS.
                            ------------------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary..................    1
Risk Factors........................    4
Use of Proceeds.....................    8
Selling Shareholder.................    8
Plan of Distribution................    8
Experts and Counsel.................    9
Where You Can Find More
  Information.......................    9
Indemnification of Directors and
  Officers..........................   10

     UNTIL        , 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT BUY, SELL OR TRADE THESE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
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                                 800,000 SHARES


                                    MAXICARE
                               HEALTH PLANS, INC.


                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS
                            ------------------------
                                           , 2000

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                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, all of which will be paid by us. All amounts are estimates, other than the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. fee and the Nasdaq listing fee.


Securities and Exchange Commission registration fee.........  $    8,255
National Association of Securities Dealers, Inc. fee........       3,607
Nasdaq listing fee..........................................      17,500
Standby underwriter's accountable expenses..................     100,000
Standby underwriter fee.....................................   1,000,000
Information agent fee.......................................      75,000
Soliciting brokers' fees for rights offering................     175,000
Accounting fees and expenses................................      50,000
Legal fees and expenses.....................................     200,000
Printing and engraving expenses.............................      75,000
Transfer and subscription agent fees and expenses...........      50,000
Blue Sky fees and expenses (including counsel fees).........      35,000
Miscellaneous expenses......................................     110,638
                                                              ----------
          Total.............................................  $1,900,000
                                                              ==========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Article Eighth of the Registrant's Restated Certificate of Incorporation, each person who is a director or officer of the Registrant shall be indemnified by the Registrant to the fullest extent permitted by section 145 of the Delaware General Corporation Law ("DGCL").

     Section 145(a) of the DGCL permits a corporation to indemnify any director, officer, employee or agent of the corporation against expenses, judgments, fines and amounts paid in settlement or incurred by him or her in connection with any proceeding arising out of his or her status as director, officer, employee or agent if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful. To the extent that such a person has been successful in defense of any such action or claim, section 145(c) provides that he or she shall be indemnified against expenses incurred by him or her in connection therewith.

     Under section 145(e), a corporation also has the power to purchase and maintain insurance on behalf of any director, officer, employee or agent against any liability arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability.

     The Registrant maintains an officers and directors' liability policy insuring its officers and directors against certain liabilities and expenses incurred by them in their capacities as such, and insuring the Registrant under certain circumstances to the extent that indemnification payments are made by the Registrant to such officers and directors.

     The Registrant has entered into employment and indemnification agreements (the "Indemnification Agreements") with certain of its officers (individually, an "Indemnitee"). The Indemnification

Agreements provide, among other things, for indemnification to the fullest extent permitted by law against any and all costs, claims, judgments, fines, settlements, liabilities, and fees or expenses (including attorney fees) incurred in connection with any proceedings arising out of the Indemnitee's actions or in the actions in his capacity as an officer of the Registrant. In the event the Indemnitee is no longer employed by the Registrant at the time his attendance is required at a proceeding pursuant to which he is entitled to be indemnified, then the Indemnitee shall be entitled to be paid a stipend in the amount of $1,000 per day to reimburse the Indemnitee for all reasonable travel, hotel and living expenses incurred by him in connection with such attendance. The Indemnification Agreements provide for the prompt advancement of all expenses to the Indemnitee and for reimbursement to Registrant if it is found that such Indemnitee is not entitled to such indemnification under applicable law.

ITEM 16. EXHIBITS.

(a) EXHIBITS


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
1.1        Form of Standby Underwriting Agreement*
1.2        Form of Underwriter's Warrant*
4.1        Certificate of Incorporation, as amended and restated, which includes, Restated Certificate of Incorporation of
           Healthcare USA Inc. filed with the Office of the Secretary of State of Delaware on July 19, 1985, Certificate of Merger
           of MHP Acquisition Corp into Healthcare USA Inc. filed with the Office of the Secretary of State of Delaware on
           September 13, 1986, Certificate of Change of Registered
           Agent and Registered Office filed with the Office of
           Secretary of State of Delaware on August 17, 1987
           Certificate of Merger Merging Maxicare Health Plans, Inc.
           with and into Healthcare USA Inc. (including as Exhibit A
           thereto the Restated Certificate of Incorporation of
           Healthcare USA Inc. filed with the Office of the Secretary of State of Delaware on May 17, 1991, Certificate of
           Ownership and Merger Merging HealthAmerica Corporation into
           Maxicare Health Plans, Inc. filed with the Office of the
           Secretary of State of Delaware on November 22 1991,
           Certificate of Amendment of Restated Certificate of
           Incorporation of Maxicare Health Plans, Inc. filed with the
           Office of the Secretary of State of Delaware on March 9,
           1992, Certificate of Ownership and Merger Merging HCS
           Computer, Inc. into Maxicare Health Plans, Inc. filed with the Office of the Secretary of State of Delaware on November
           6, 1992, and Certificate of Designation of Series B
           Preferred Stock of Maxicare Health Plans, Inc. filed with
           the Office of the Secretary of State of Delaware on February
           27, 1998, Certificate of Amendment of Certificate of
           Incorporation of Maxicare Health Plans, Inc. filed with the
           Office of the Secretary of State of Delaware on July 30,
           1998. Incorporated by reference from the Company's Quarterly
           Report on Form 10-Q for the quarterly period ended September
           30, 1998 in which this exhibit bore exhibit number 3.5*
4.2A       Rights Agreement, dated as of February 24, 1998, between
           Maxicare Health Plans, Inc. and American Stock Transfer &
           Trust Company as Rights Agent, which includes, as Exhibit A thereto, the Certificate of Designation of Series B
           Preferred Stock of Maxicare Health Plans, Inc., as Exhibit B
           thereto, the Form of Right Certificate, Form of Assignment, and Form of Election to Purchase, and as Exhibit C thereto, the Summary of Rights Agreement. Incorporated by reference from the Company's Report on Form 8-K dated May 4, 1999 in which this exhibit bore exhibit number 4.13.*

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
4.2B       First Amendment to Rights Agreement of Maxicare Health
           Plans, Inc., entered into and between Maxicare Health Plans,
           Inc. and American Stock Transfer & Trust Company as of
           October 9, 1999. Incorporated by reference from the
           Company's Quarterly Report on Form 10-Q for the three months ended September 30, 1998 in which this exhibit bore exhibit number 4.13a.*
4.2C       Second Amendment to Rights Agreement of Maxicare Health
           Plans, Inc., entered into and between Maxicare Health Plans,
           Inc. and American Stock Transfer & Trust Company as of June
           6, 2000.*
4.3        Form of Rights Subscription Certificate*
5.1        Opinion of Jeffer, Mangels, Butler & Marmaro LLP**
13.1       Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000*
13.2       Registrant's Annual Report on Form 10-K for the year ended
           December 31, 1999*
23.1       Consent of Ernst & Young LLP Independent Auditors
23.2       Consent of Jeffer, Mangels, Butler & Marmaro LLP (included in Exhibit 5.1)**
24.1       Power of Attorney (included in Part II -- Signatures of this
           Registration Statement)*


-------------------------

 * Previously filed



** To be filed by amendment


ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement). Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the rights subscription period, to set forth the results of the rights offering, the transactions by the Standby Underwriter during the rights subscription period, the amount of unsubscribed securities to be purchased by the Standby Underwriter, and the terms of any subsequent reoffering thereof. If any public offering by the Standby Underwriter is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

     (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (e) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Los Angeles, State of California, on this 3rd day of August, 2000.


                                          MAXICARE HEALTH PLANS, INC.

                                          By:      /s/ RICHARD A. LINK
                                            ------------------------------------
                                                      Richard A. Link
                                                Chief Operating Officer and
                                                  Chief Financial Officer
                                               (Principal Financial Officer)


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                       SIGNATURE                                     TITLE                  DATE
                       ---------                                     -----                  ----
                 /s/ PAUL R. DUPEE, JR.                   Chief Executive Officer and  August 3, 2000
--------------------------------------------------------   Chairman of the Board of
                   Paul R. Dupee, Jr.                        Directors (Principal
                                                             Executive Officer and
                                                                   Director)

                  /s/ RICHARD A. LINK                     Chief Operating Officer and  August 3, 2000
--------------------------------------------------------    Chief Financial Officer
                    Richard A. Link                          (Principal Financial
                                                             Officer and Principal
                                                              Accounting Officer)

                         /s/ *                                     Director            August 3, 2000
--------------------------------------------------------
                   George H. Bigelow

                         /s/ *                                     Director            August 3, 2000
--------------------------------------------------------
                   Claude S. Brinegar

                         /s/ *                                     Director            August 3, 2000
--------------------------------------------------------
                    Robert M. Davies

                         /s/ *                                     Director            August 3, 2000
--------------------------------------------------------
                    Charles E. Lewis

                         /s/ *                                     Director            August 3, 2000
--------------------------------------------------------
                  Thomas W. Field, Jr.

                       SIGNATURE                                     TITLE                  DATE
                       ---------                                     -----                  ----
                         /s/ *                                     Director            August 3, 2000
--------------------------------------------------------
                   Elwood I. Kleaver

                         /s/ *                                     Director            August 3, 2000
--------------------------------------------------------
                    Simon J. Whitmey



* By Paul R. Dupee, Attorney in Fact